FILE NO.

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Amendment No. 1

FORM U-3A-2/A

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

To be Filed Annually Prior to March 1

OGE ENERGY CORP.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, this amended statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. This amended Form U-3A-2/A is being filed to reflect certain reclassifications to the consolidating financial statements that were included in the Form U-3A-2 filed February 26, 2002. This amended Form U-3A-2/A amends and supercedes the Form U-3A-2 filed February 26, 2002. OGE Energy Corp. submits the following information:

          1.      Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

           OGE Energy Corp. (the "Company") is a public utility holding company, which is incorporated in the State of Oklahoma and located in Oklahoma City, Oklahoma. At December 31, 2001, the Company was not engaged in any business independent of that conducted through its subsidiaries, Oklahoma Gas and Electric Company ("OG&E"), Enogex Inc. ("Enogex"), Origen Inc. ("Origen") and OGE Capital Trust.

          OG&E was incorporated February 27, 1902, under the laws of the Territory of Oklahoma and is now existing under and by virtue of the laws of the State of Oklahoma. OG&E is an operating electric public utility. Its operations are conducted predominantly in the State of Oklahoma. OG&E also conducts some operations in the State of Arkansas. Its business is more fully described in its most recent Form 10-K Annual Report (File No. 1-1097) on file with the Commission.

          Enogex is a wholly-owned subsidiary of the Company. Enogex owns and operates a natural gas pipeline system that, among other things, delivers natural gas to OG&E’s electric generating units. By order of the Commission dated August 28, 1986 (Release No. 35-24174), the Commission ordered that Enogex was not a gas utility company within the meaning of

Section 2(a)(4) of the Public Utility Holding Company Act of 1935, as amended (the “Act”). At December 31, 2001, Enogex had six wholly-owned active subsidiaries: Enogex Products Corporation, OGE Energy Resources, Inc., Enogex Exploration Corporation, Enogex Arkansas Pipeline Corporation, Enogex Gas Gathering, L.L.C. and Transok Holding, LLC. At December 31, 2001, Enogex Products Corporation owned one hundred percent interests in Belvan Corp., Belvan Partners, L.P. and Todd Ranch Partners, L.P., and an eighty percent interest in NuStar Joint Venture. Enogex Arkansas Pipeline Corporation owned a seventy-five percent interest in NOARK Pipeline System, Limited Partnership. The NOARK Pipeline System, Limited Partnership owned one hundred percent interests in Ozark Gas Transmission, L.L.C., Arkansas Western Pipeline, L.L.C., NOARK Energy Services, L.L.C., Ozark Gas Gathering, L.L.C. and NOARK Pipeline Finance, L.L.C. At February 1, 2001, Arkansas Western Pipeline, L.L.C. was merged into Ozark Gas Transmission L.L.C. Transok Holding, LLC owned a one hundred percent interest in Transok, LLC. Transok, LLC owned one hundred percent interests in Transok Gas Gathering, LLC, Transok Gas Processing, LLC and Transok Gas, LLC. Enogex and five of its subsidiaries were incorporated under the laws of the State of Oklahoma. Transok Holding, LLC and its subsidiaries are Delaware limited liability companies. The subsidiaries of Enogex: own and operate gas processing plants in Oklahoma and west Texas; are engaged in the gathering, transmission and processing of natural gas; are engaged in the buying, selling and brokering of energy (natural gas, electricity and natural gas liquids); and participate in the drilling for and production of natural gas (some crude, on occasion). The subsidiaries of Enogex are not “public utility companies” within the meaning of the Act.

          Origen is a wholly-owned non-regulated subsidiary of the Company. Origen was incorporated under the laws of the State of Oklahoma. Origen is currently invested in a venture capital fund.

          2.       A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

                   The Company owns no physical properties.

                   The principal properties of OG&E are described in the above mentioned Form 10-K Annual Report (File No. 1-1097) on file with the Commission.

          3.      The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          ( a )   Number of Kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail:

                         MCF          Kwh Sold        Dollar Revenues From Sales
                      ---------   ----------------    --------------------------
         Retail          None      22,984,329,000          $  1,355,673,506
         Wholesale       None       1,956,460,000                65,483,069
                                  ----------------         -----------------
         Totals                    24,940,789,000          $  1,421,156,575
                                  ================         =================

          ( b )   Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State of incorporation of exempt holding company, the volumes sold and related revenues at retail in ( a ) above:

                         MCF          Kwh Sold          Dollar Retail Revenues
                      ---------   ----------------    --------------------------
         Arkansas        None       2,599,595,000          $  1,355,673,506

          ( c )   Outside the State or at the State line (please identify which) of the State of incorporation of exempt holding company, the volumes sold and related revenues at wholesale in ( a ) above:

                         MCF          Kwh Sold        Dollar Wholesale Revenues
                      ---------   ----------------    --------------------------
         Arkansas        None         806,201,000          $     29,559,087
         State Line      None         329,040,000                10,225,228
                                  ----------------         -----------------
         Totals                     1,135,241,000          $     39,784,315
                                  ================         =================

          ( d )    Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line:

                                                                   State Line
                               Total Company      Arkansas     (Other Utilities)
                               -------------    ------------   -----------------
         Mcf                        None              -                 -
         Kwh by OG&E             973,978,200      7,782,200         966,196,000
         Revenue by OG&E       $  57,493,327    $   344,196    $     39,784,315

          4.      The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          ( a )   Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          ( b )   Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          ( c )   Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          ( d )   Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          ( e )   Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                   Item 4 is not applicable. At December 31, 2001, the Company did not hold directly or indirectly any interest in an EWG or a foreign utility company.

EXHIBITS

  Consolidating Statement of Income and Retained Earnings for the year ended December 31, 2001, and Consolidating Balance Sheet as of December 31, 2001, for OGE Energy Corp. (the "Company") and its subsidiary companies.

  An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

  Exhibit B is not applicable. At December 31, 2001, the Company did not hold directly or indirectly any interest in an EWG or a foreign utility company.

          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 17th day of May 2002.

OGE ENERGY CORP.
(Registrant)

By    /s/ Donald R. Rowlett
   Donald R. Rowlett
   Vice President and Controller

CORPORATE SEAL

Attest:

        /s/ Irma B. Elliott
             Irma B. Elliott
Vice President and Corporate Secretary

     Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Donald R. Rowlett, Vice President and Controller
P. O. BOX 321, Oklahoma City, Oklahoma 73101-0321

EXHIBIT INDEX

Exhibit                                                                              Description

  Consolidating Statement of Income and Retained Earnings for the year ended December 31, 2001, and Consolidating Balance Sheet as of December 31, 2001, for OGE Energy Corp. (the "Company") and its subsidiary companies.

Exhibit A

OGE Energy Corp.
Consolidating Balance Sheet
December 31, 2001

                                                  OGE       Oklahoma Gas
(dollars in thousands)                           Energy     and Electric      Enogex      Origen
                                                  Corp.       Company          Inc.        Inc.
                                              ------------  -------------  ------------  --------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents................   $    32,100   $        380   $       -     $    13
  Accounts receivable - customers,
    less reserve of $8,863.................           -           98,342       106,813       -
  Accounts receivable - affiliates.........           -              -             515       327
  Advances to parent.......................           -              -          65,793       -
  Accrued unbilled revenues................           -           35,600           -         -
  Accounts receivable-other................           280         12,073         4,570        35
  Fuel inventories.........................           -           54,882        22,327       -
  Materials and supplies, at average cost..         2,029         32,640         4,067       -
  Prepayments and other....................         1,963         35,480         3,660       -
  Price risk management....................           -              -          21,238       -
  Accumulated deferred tax assets..........           828          7,493         1,714       -
                                              ------------  -------------  ------------  --------
    Total current assets...................        37,200        276,890       230,697       375

OTHER PROPERTY AND INVESTMENTS, at cost....     1,394,985         15,500         2,647     1,142

PROPERTY, PLANT AND EQUIPMENT:
  In service...............................        46,426      3,961,652     1,499,162       -
  Construction work in progress............           654         22,497        24,661       -
                                              ------------  -------------  ------------  --------
    Total property, plant and equipment....        47,080      3,984,149     1,523,823       -
      Less accumulated depreciation........        20,334      1,978,872       292,098       -
                                              ------------  -------------  ------------  --------
  Net property, plant and equipment........        26,746      2,005,277     1,231,725       -

DEFERRED CHARGES:
  Advance payments for gas.................           -            8,500           -         -
  Income taxes recoverable through
    future rates...........................           -           37,615           -         -
  Intangible asset - unamortized
    prior service cost.....................         4,883         42,435           -         -
  Prepaid benefit obligation (1)...........         6,154         11,850         3,311       -
  Price risk management....................           -              -          13,390       -
  Other....................................        10,545         36,278        38,981        57
                                              ------------  -------------  ------------  --------
    Total deferred charges.................        21,582        136,678        55,682        57
                                              ------------  -------------  ------------  --------
TOTAL ASSETS...............................   $ 1,480,513   $  2,434,345   $ 1,520,751   $ 1,574
                                              ============  =============  ============  ========

                                                                              OGE
(dollars in thousands)                          OGE       Consolidating  Consolidated
                                           Capital Trust   Adjustments    Statements
                                           -------------  -------------  ------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents..............  $        -     $        -     $    32,493
  Accounts receivable - customers,
    less reserve of $8,863...............           -              -         205,155
  Accounts receivable - affiliates.......       209,680       (210,522)          -
  Advances to parent.....................           -          (65,793)          -
  Accrued unbilled revenues..............           -              -          35,600
  Accounts receivable-other..............           -              -          16,958
  Fuel inventories.......................           -              -          77,209
  Materials and supplies, at
    average cost.........................           -              -          38,736
  Prepayments and other..................           -              -          41,103
  Price risk management..................           -              -          21,238
  Accumulated deferred tax assets........           -              -          10,035
                                           -------------  -------------  ------------
    Total current assets.................       209,680       (276,315)      478,527

OTHER PROPERTY AND INVESTMENTS, at cost..           -       (1,373,956)       40,318

PROPERTY, PLANT AND EQUIPMENT:
  In service.............................           -              -       5,507,240
  Construction work in progress..........           -              -          47,812
                                           -------------  -------------  ------------
    Total property, plant and equipment..           -              -       5,555,052
      Less accumulated depreciation......           -              -       2,291,304
                                           -------------  -------------  ------------
  Net property, plant and equipment......           -              -       3,263,748

DEFERRED CHARGES:
  Advance payments for gas...............           -              -           8,500
  Income taxes recoverable through
    future rates.........................           -              -          37,615
  Intangible asset - unamortized prior
    service cost.........................           -              -          47,318
  Prepaid benefit obligation (1).........           -              -          21,315
  Price risk management..................           -              -          13,390
  Other..................................           -              -          85,861
                                           -------------  -------------  ------------
    Total deferred charges...............           -              -         213,999
                                           -------------  -------------  ------------
TOTAL ASSETS.............................  $    209,680   $ (1,650,271)  $ 3,996,592
                                           =============  =============  ============
  (1) Amended to reflect the reclassification of the accrued pension asset from
      "Accrued pension and benefit obligations" to "Prepaid benefit obligation."

Exhibit A

OGE Energy Corp.
Consolidating Balance Sheet
December 31, 2001

                                                        OGE       Oklahoma Gas
(dollars in thousands)                                 Energy     and Electric      Enogex      Origen
                                                        Corp.       Company          Inc.        Inc.
                                                    ------------  -------------  ------------  --------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term debt.................................  $   115,000   $        -     $       -     $   -
  Accounts payable - affiliates...................      184,655         25,867           -         -
  Advances from subsidiary........................       65,793            -             -         -
  Accounts payable................................        2,330         63,577        87,316       -
  Dividends payable...............................       25,909            -             -         -
  Customers' deposits.............................          -           28,423           -         -
  Accrued taxes...................................          651         20,255         7,929       -
  Accrued interest................................          -           14,437        22,387       -
  Long-term debt due within one year..............          -              -         115,000       -
  Provisions for payments of take or pay gas (2)..          -           30,800           -         -
  Fuel clause over recoveries (2).................          -           23,358           -         -
  Price risk management...........................          584            -           7,341       -
  Other (2).......................................        4,297         18,134         8,520       -
                                                    ------------  -------------  ------------  --------
    Total current liabilities.....................      399,219        224,851       248,493       -

LONG-TERM DEBT....................................          -          700,379       625,924       -

DEFERRED CREDITS AND OTHER LIABILITIES:
  Accrued pension and benefit obligations (1).....       14,113         80,850         5,123       -
  Accumulated deferred income taxes...............        2,795        438,972       193,179       -
  Accumulated deferred investment tax credits.....          -           52,279           -         -
  Price risk management...........................          -            2,412         1,347       -
  Other...........................................        3,879          9,000        26,033       -
                                                    ------------  -------------  ------------  --------
    Total deferred credits and other liabilities..       20,787        583,513       225,682       -

STOCKHOLDERS' EQUITY:
  Common stockholders' equity.....................      444,689        512,446       386,667     5,001
  Retained earnings...............................      617,924        433,094        33,985    (3,427)
  Accumulated other comprehensive income (loss),
    net of tax....................................       (2,106)       (19,938)          -         -
                                                    ------------  -------------  ------------  --------
    Total stockholders' equity....................    1,060,507        925,602       420,652     1,574
                                                    ------------  -------------  ------------  --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $ 1,480,513   $  2,434,345   $ 1,520,751   $ 1,574
                                                    ============  =============  ============  ========

                                                                              OGE
(dollars in thousands)                          OGE       Consolidating  Consolidated
                                           Capital Trust   Adjustments    Statements
                                           -------------  -------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term debt........................  $      -     $        -     $   115,000
  Accounts payable - affiliates..........         -         (210,522)          -
  Advances from subsidiary...............         -          (65,793)          -
  Accounts payable.......................         -           (9,265)      153,223
  Dividends payable......................         -              -          25,909
  Customers' deposits....................         -              -          28,423
  Accrued taxes..........................         -              -          28,835
  Accrued interest.......................       3,490            -          40,314
  Long-term debt due within one year.....         -              -         115,000
  Provisions for payments of take or
    pay gas (2)..........................         -              -          30,800
  Fuel clause over recoveries (2)........         -              -          23,358
  Price risk management..................         -              -           7,925
  Other (2)..............................         -              -          30,951
                                           -----------  -------------  ------------
    Total current liabilities............       3,490       (276,315)      599,738

LONG-TERM DEBT...........................     200,000            -       1,526,303

DEFERRED CREDITS AND OTHER LIABILITIES:
  Accrued pension and benefit
    obligations (1)......................         -              -         100,086
  Accumulated deferred income taxes......         -              -         634,946
  Accumulated deferred investment tax
    credits..............................         -              -          52,279
  Price risk management..................         -              -           3,759
  Other..................................         -              -          38,912
                                           -----------  -------------  ------------
    Total deferred credits and other
      liabilities........................         -              -         829,982

STOCKHOLDERS' EQUITY:
  Common stockholders' equity............       6,190       (910,304)      444,689
  Retained earnings......................         -         (463,652)      617,924
  Accumulated other comprehensive
    income (loss), net of tax............         -              -         (22,044)
                                           -----------  -------------  ------------
    Total stockholders' equity...........       6,190     (1,373,956)    1,040,569
                                           -----------  -------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY.................................  $  209,680   $ (1,650,271)  $ 3,996,592
                                           ===========  =============  ============
  (1) Amended to reflect the reclassification of the accrued pension asset from
      "Accrued pension and benefit obligations" to "Prepaid benefit obligation."
  (2) Amended to separately state these items from "Other Current Liabilities."

Exhibit A

OGE Energy Corp.
Consolidating Statement of Income
Year Ended December 31, 2001

                                                       OGE       Oklahoma Gas
(dollars in thousands except per share data)          Energy     and Electric      Enogex      Origen
                                                       Corp.       Company          Inc.        Inc.
                                                    -----------  -------------  ------------  --------
OPERATING REVENUES................................  $      -     $  1,456,802   $ 1,767,734   $   -

COST OF GOODS SOLD................................         -          766,491     1,541,825       -
                                                    -----------  -------------  ------------  --------
Gross margin on revenues..........................         -          690,311       225,909       -

  Other operation and maintenance.................     (10,015)       287,265       114,310        46
  Depreciation and amortization...................       7,705        119,794        53,725       -
  Taxes other than income.........................       2,357         46,612        16,404         2
                                                    -----------  -------------  ------------  --------
OPERATING INCOME (LOSS)...........................         (47)       236,640        41,470       (48)

OTHER INCOME (EXPENSES), NET......................        (420)        (2,463)          857       -
                                                    -----------  -------------  ------------  --------
EARNINGS (LOSS) BEFORE INTEREST AND TAXES.........        (467)       234,177        42,327       (48)

INTEREST INCOME (EXPENSES):
  Interest income.................................       5,030          2,443         3,387        41
  Interest on long-term debt......................         -          (42,256)      (55,957)      -
  Interest on trust preferred securities..........         -              -             -         -
  Other interest charges..........................     (29,879)        (3,731)       (1,913)      -
                                                    -----------  -------------  ------------  --------
    Net interest income (expenses)................     (24,849)       (43,544)      (54,483)       41

INCOME (LOSS) BEFORE TAXES........................     (25,316)       190,633       (12,156)       (7)

INCOME TAX EXPENSE (BENEFIT)......................      (9,652)        69,427        (7,127)      (65)
                                                    -----------  -------------  ------------  --------
NET INCOME (LOSS) BEFORE CONTRIBUTION
  FROM SUBSIDIARIES...............................     (15,664)       121,206        (5,029)       58

INCOME FROM SUBSIDIARIES..........................     116,235            -             -         -
                                                    -----------  -------------  ------------  --------
NET INCOME (LOSS).................................  $  100,571   $    121,206   $    (5,029)  $    58
                                                    ===========  =============  ============  ========
AVERAGE COMMON SHARES
  OUTSTANDING (thousands).........................      77,929
EARNINGS PER AVERAGE
  COMMON SHARE....................................  $     1.29

                                                                              OGE
(dollars in thousands)                          OGE       Consolidating  Consolidated
                                           Capital Trust   Adjustments    Statements
                                           -------------  -------------  ------------
OPERATING REVENUES.......................  $        -     $    (42,173)  $ 3,182,363

COST OF GOODS SOLD.......................           -          (42,173)    2,266,143
                                           -------------  -------------  ------------
Gross margin on revenues.................           -              -         916,220

  Other operation and maintenance........           -              -         391,606
  Depreciation and amortization..........           -              -         181,224
  Taxes other than income................           -              -          65,375
                                           -------------  -------------  ------------
OPERATING INCOME (LOSS)..................           -              -         278,015

OTHER INCOME (EXPENSES), NET.............           -              -          (2,026)
                                           -------------  -------------  ------------
EARNINGS (LOSS) BEFORE INTEREST
  AND TAXES..............................           -              -         275,989

INTEREST INCOME (EXPENSES):
  Interest income........................        17,268        (23,768)        4,401
  Interest on long-term debt.............           -              -         (98,213)
  Interest on trust preferred
    securities...........................       (17,268)           -         (17,268)
  Other interest charges.................           -           23,768       (11,755)
                                           -------------  -------------  ------------
    Net interest income (expenses).......           -              -        (122,835)

INCOME (LOSS) BEFORE TAXES...............           -              -         153,154

INCOME TAX EXPENSE (BENEFIT).............           -              -          52,583
                                           -------------  -------------  ------------
NET INCOME (LOSS) BEFORE CONTRIBUTION
  FROM SUBSIDIARIES......................           -              -         100,571

INCOME FROM SUBSIDIARIES.................           -         (116,235)          -
                                           -------------  -------------  ------------
NET INCOME (LOSS)........................  $        -     $   (116,235)  $   100,571
                                           =============  =============  ============
AVERAGE COMMON SHARES
  OUTSTANDING (thousands).........................      77,929
EARNINGS PER AVERAGE
  COMMON SHARE....................................  $     1.29

Exhibit A

OGE Energy Corp.
Consolidating Statement of Retained Earnings
Year Ended December 31, 2001

                                                       OGE       Oklahoma Gas
(dollars in thousands)                                Energy     and Electric     Enogex     Origen
                                                       Corp.       Company         Inc.       Inc.
                                                    -----------  -------------  ----------  --------
BALANCE AT BEGINNING OF PERIOD....................  $  621,010   $    415,525   $  49,214   $(3,485)

ADD - net income (loss)...........................     100,571        121,206      (5,029)       58
                                                    -----------  -------------  ----------  --------
    Total.........................................     721,581        536,731      44,185    (3,427)

DEDUCT:
  Cash dividends declared
    on common stock...............................     103,657        103,637      10,200       -
                                                    -----------  -------------  ----------  --------
BALANCE AT END OF PERIOD..........................  $  617,924   $    433,094   $  33,985   $(3,427)
                                                    ===========  =============  ==========  ========

                                                                                       OGE
(dollars in thousands)                                   OGE       Consolidating  Consolidated
                                                    Capital Trust   Adjustments    Statements
                                                    -------------  -------------  ------------
BALANCE AT BEGINNING OF PERIOD....................  $        -     $   (461,254)  $   621,010

ADD - net income (loss)...........................           -         (116,235)      100,571)
                                                    -------------  -------------  ------------
    Total.........................................           -         (577,489)      721,581

DEDUCT:
  Cash dividends declared
    on common stock...............................           -         (113,837)      103,657
                                                    -------------  -------------  ------------
BALANCE AT END OF PERIOD..........................  $        -     $   (463,652)  $   617,924
                                                    =============  =============  ============

Exhibit A

Enogex Inc.
Consolidating Balance Sheet
December 31, 2001

                                                          Enogex           OGE          Enogex         Enogex
(dollars in thousands)                        Enogex     Products        Energy       Exploration     Arkansas
                                               Inc.     Corporation  Resources, Inc.  Corporation  Pipeline Corp.
                                           -----------  -----------  ---------------  -----------  --------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents..............  $      -     $    4,349   $        1,909   $      -     $       3,008
  Accounts receivable - customers,
    less reserve of $2,689...............         837        5,493           65,841        2,314           5,180
  Accounts receivable - affiliates.......     646,056          -                -         15,714             -
  Advances to parent.....................      65,793          -                -            -               -
  Accounts receivable-other..............       3,851            1              -            -               -
  Fuel inventories.......................         -            -                -            -               -
  Materials and supplies, at
    average cost.........................       1,504          194              -            -               561
  Prepayments and other..................       1,704           74            1,015          819              48
  Price risk management..................         -            -             21,238          -               -
  Accumulated deferred tax assets........       1,224          -                476          -               -
                                           -----------  -----------  ---------------  -----------  --------------
    Total current assets.................     720,969       10,111           90,479       18,847           8,797

OTHER PROPERTY AND INVESTMENTS, at cost..     171,743          -                140          -               -

PROPERTY, PLANT AND EQUIPMENT:
  In service.............................     201,960       87,072            5,684       81,633         150,456
  Construction work in progress..........       2,969        1,805              -            -               638
                                           -----------  -----------  ---------------  -----------  --------------
    Total property, plant and equipment..     204,929       88,877            5,684       81,633         151,094
      Less accumulated depreciation......      86,612       18,707            2,244       39,529          10,772
                                           -----------  -----------  ---------------  -----------  --------------
  Net property, plant and equipment......     118,317       70,170            3,440       42,104         140,322

DEFERRED CHARGES:
  Prepaid benefit obligation (1).........       3,311          -                -            -               -
  Price risk management..................       4,247          -              9,143          -               -
  Other..................................       9,460        1,750            7,877          -             8,643
                                           -----------  -----------  ---------------  -----------  --------------
    Total deferred charges...............      17,018        1,750           17,020          -             8,643
                                           -----------  -----------  ---------------  -----------  --------------
TOTAL ASSETS.............................  $1,028,047   $   82,031   $      111,079   $   60,951   $     157,762
                                           ===========  ===========  ===============  ===========  ==============

                                                Enogex         Transok                        Enogex
(dollars in thousands)                            Gas          Holding,    Consolidating   Consolidated
                                           Gathering, L.L.C.      LLC       Adjustments     Statements
                                           -----------------  -----------  --------------  ------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents..............  $            -     $      -     $      (9,266)  $       -
  Accounts receivable - customers,
    less reserve of $2,689...............             1,611       25,537             -         106,813
  Accounts receivable - affiliates.......               -            -          (661,255)          515
  Advances to parent.....................               -            -               -          65,793
  Accounts receivable-other..............               -            718             -           4,570
  Fuel inventories.......................            12,494        9,833             -          22,327
  Materials and supplies, at
    average cost.........................               -          1,808             -           4,067
  Prepayments and other..................               -            -               -           3,660
  Price risk management..................               -            -               -          21,238
  Accumulated deferred tax assets........               -            -14             -           1,714
                                           -----------------  -----------  --------------  ------------
    Total current assets.................            14,105       37,910        (670,521)      230,697

OTHER PROPERTY AND INVESTMENTS, at cost..               -             30        (169,266)        2,647

PROPERTY, PLANT AND EQUIPMENT:
  In service.............................           211,663      760,694             -       1,499,162
  Construction work in progress..........             5,201       14,048             -          24,661
                                           -----------------  -----------  --------------  ------------
    Total property, plant and equipment..           216,864      774,742             -       1,523,823
      Less accumulated depreciation......            82,465       51,769             -         292,098
                                           -----------------  -----------  --------------  ------------
  Net property, plant and equipment......           134,399      722,973             -       1,231,725

DEFERRED CHARGES:
  Prepaid benefit obligation (1).........               -            -               -           3,311
  Price risk management..................               -            -               -          13,390
  Other..................................             4,388       11,723          (4,860)       38,981
                                           -----------------  -----------  --------------  ------------
    Total deferred charges...............             4,388       11,723          (4,860)       55,682
                                           -----------------  -----------  --------------  ------------
TOTAL ASSETS.............................  $        152,892   $  772,636   $    (844,647)  $ 1,520,751
                                           =================  ===========  ==============  ============
  (1) Amended to reflect the reclassification of the accrued pension asset from
      "Accrued pension and benefit obligations" to "Prepaid benefit obligation."

Exhibit A

Enogex Inc.
Consolidating Balance Sheet
December 31, 2001

                                                          Enogex           OGE           Enogex        Enogex
(dollars in thousands)                        Enogex     Products        Energy       Exploration     Arkansas
                                               Inc.     Corporation  Resources, Inc.  Corporation  Pipeline Corp.
                                           -----------  -----------  ---------------  -----------  --------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - affiliates..........  $      -     $   38,780   $       24,911   $      -     $      64,953
  Accounts payable.......................       6,766        4,784           58,827          163           3,152
  Accrued taxes..........................       1,105          547               16           12             932
  Accrued interest.......................      17,741          -                -            -               435
  Long-term debt due within one year.....      63,000          -                -            -             2,000
  Price risk management..................         -            -              7,341          -               -
  Other..................................       4,057            9               16          -                 3
                                           -----------  -----------  ---------------  -----------  --------------
    Total current liabilities............      92,669       44,120           91,111          175          71,475

LONG-TERM DEBT...........................     434,247          -                -            -            78,427

DEFERRED CREDITS AND OTHER LIABILITIES:
  Accrued pension and benefit
    obligations (1)......................       5,055          -                 68          -               -
  Accumulated deferred income taxes......      64,297        7,137              (64)      11,792          10,785
  Price risk management..................         -            -              1,347          -               -
  Other..................................      11,127       10,762              -            -             1,003
                                           -----------  -----------  ---------------  -----------  --------------
    Total deferred credits and other
      liabilities........................      80,479       17,899            1,351       11,792          11,788

STOCKHOLDERS' EQUITY:
  Common stockholders' equity............     386,667        3,713           15,001       12,751               1
  Retained earnings......................      33,985       16,299            3,616       36,233          (3,929)
                                           -----------  -----------  ---------------  -----------  --------------
    Total stockholders' equity...........     420,652       20,012           18,617       48,984          (3,928)
                                           -----------  -----------  ---------------  -----------  --------------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY..................................  $1,028,047   $   82,031   $      111,079   $   60,951   $     157,762
                                           ===========  ===========  ===============  ===========  ==============

                                                Enogex         Transok                        Enogex
(dollars in thousands)                            Gas          Holding,    Consolidating   Consolidated
                                           Gathering, L.L.C.      LLC       Adjustments     Statements
                                           -----------------  -----------  --------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - affiliates..........  $        3929946   $  492,616   $    (661,254)  $       -
  Accounts payable.......................                66       22,823          (9,265)       87,316
  Accrued taxes..........................               535        4,782             -           7,929
  Accrued interest.......................               -          4,211             -          22,387
  Long-term debt due within one year.....               -         50,000             -         115,000
  Price risk management..................               -            -               -           7,341
  Other..................................                 9        4,426             -           8,520
                                           -----------------  -----------  --------------  ------------
    Total current liabilities............            40,604      578,858        (670,519)      248,493

LONG-TERM DEBT...........................               -        113,250             -         625,924

DEFERRED CREDITS AND OTHER LIABILITIES:
  Accrued pension and benefit
    obligations (1)......................               -            -               -           5,123
  Accumulated deferred income taxes......               -         99,232             -         193,179
  Price risk management..................               -            -               -           1,347
  Other..................................               -          8,003          (4,862)       26,033
                                           -----------------  -----------  --------------  ------------
    Total deferred credits and other
      liabilities........................               -        107,235          (4,862)      225,682

STOCKHOLDERS' EQUITY:
  Common stockholders' equity............            91,327          -          (122,793)      386,667
  Retained earnings......................            20,961      (26,707)        (46,473)       33,985
                                           -----------------  -----------  --------------  ------------
    Total stockholders' equity...........           112,288      (26,707)       (169,266)      420,652
                                           -----------------  -----------  --------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY.................................  $        152,892   $  772,636   $    (844,647)  $ 1,520,751
                                           =================  ===========  ==============  ============
  (1) Amended to reflect the reclassification of the accrued pension asset from
      "Accrued pension and benefit obligations" to "Prepaid benefit obligation."

Exhibit A

Enogex Inc.
Consolidating Statement of Income
Year Ended December 31, 2001

                                                          Enogex          OGE           Enogex         Enogex
(dollars in thousands)                        Enogex     Products        Energy       Exploration     Arkansas
                                               Inc.     Corporation  Resources, Inc.  Corporation  Pipeline Corp.
                                           -----------  -----------  ---------------  -----------  --------------
OPERATING REVENUES.......................  $   37,604   $  154,996   $    1,291,299   $   22,092   $      82,462

COST OF GOODS SOLD.......................      (9,541)     127,816        1,280,773          -            68,210
                                           -----------  -----------  ---------------  -----------  --------------
Gross margin on revenues.................      47,145       27,180           10,526       22,092          14,252

  Other operation and maintenance........       6,221       19,883           12,392        8,222           6,475
  Depreciation and amortization..........       8,013        4,059            2,427        5,271           3,466
  Taxes other than income................       1,756          866              460          119           1,049
                                           -----------  -----------  ---------------  -----------  --------------
OPERATING INCOME (LOSS)..................      31,155        2,372           (4,753)       8,480           3,262

OTHER INCOME (EXPENSES), NET.............         317       (1,195)              (5)         230             986
                                           -----------  -----------  ---------------  -----------  --------------
EARNINGS (LOSS) BEFORE INTEREST
  AND TAXES..............................      31,472        1,177           (4,758)       8,710           4,248

INTEREST INCOME (EXPENSES):
  Interest income........................      42,735          217              301          -               126
  Interest on long-term debt.............     (37,517)         -                -            -            (5,436)
  Other interest charges.................        (757)         -               (114)         -              (488)
                                           -----------  -----------  ---------------  -----------  --------------
    Net interest income (expenses).......       4,461          217              187          -            (5,798)

INCOME (LOSS) BEFORE TAXES...............      35,933        1,394           (4,571)       8,710          (1,550)

INCOME TAX EXPENSE (BENEFIT).............      14,547          389           (1,729)         569            (911)
                                           -----------  -----------  ---------------  -----------  --------------
NET INCOME (LOSS) BEFORE CONTRIBUTION
  FROM SUBSIDIARIES......................      21,386        1,005           (2,842)       8,141            (639)

LOSS FROM SUBSIDIARIES...................     (26,415)         -                -            -               -
                                           -----------  -----------  ---------------  -----------  --------------
NET INCOME (LOSS)........................  $   (5,029)  $    1,005   $       (2,842)  $    8,141   $        (639)
                                           ===========  ===========  ===============  ===========  ==============

                                                Enogex         Transok                        Enogex
(dollars in thousands)                            Gas          Holding,    Consolidating   Consolidated
                                           Gathering, L.L.C.      LLC       Adjustments     Statements
                                           -----------------  -----------  --------------  ------------
OPERATING REVENUES.......................  $        130,428   $  516,055   $    (467,202)  $ 1,767,734

COST OF GOODS SOLD.......................           108,888      432,881        (467,202)    1,541,825
                                           -----------------  -----------  --------------  ------------
Gross margin on revenues.................            21,540       83,174             -         225,909

  Other operation and maintenance........            20,059       41,058             -         114,310
  Depreciation and amortization..........             9,021       21,468             -          53,725
  Taxes other than income................             2,050       10,104             -          16,404
                                           -----------------  -----------  --------------  ------------
OPERATING INCOME (LOSS)..................            (9,590)      10,544             -          41,470

OTHER INCOME (EXPENSES), NET.............                97          427             -             857
                                           -----------------  -----------  --------------  ------------
EARNINGS (LOSS) BEFORE INTEREST
  AND TAXES..............................            (9,493)      10,971             -          42,327

INTEREST INCOME (EXPENSES):
  Interest income........................                25           89         (40,106)        3,387
  Interest on long-term debt.............               -        (13,004)            -         (55,957)
  Other interest charges.................              (664)     (39,996)         40,106        (1,913)
                                           -----------------  -----------  --------------  ------------
    Net interest income (expenses).......              (639)     (52,911)            -         (54,483)

INCOME (LOSS) BEFORE TAXES...............           (10,132)     (41,940)            -         (12,156)

INCOME TAX EXPENSES (BENEFIT)............            (3,882)     (16,110)            -          (7,127)
                                           -----------------  -----------  --------------  ------------
NET INCOME (LOSS) BEFORE CONTRIBUTION
  FROM SUBSIDIARIES......................            (6,250)     (25,830)            -          (5,029)

LOSS FROM SUBSIDIARIES...................               -            -            26,415           -
                                           -----------------  -----------  --------------  ------------
NET INCOME (LOSS)........................  $         (6,250)  $  (25,830)  $      26,415   $    (5,029)
                                           =================  ===========  ==============  ============

Exhibit A

Enogex Inc.
Consolidating Statement of Retained Earnings
Year Ended December 31, 2001

                                                        Enogex          OGE           Enogex         Enogex
(dollars in thousands)                      Enogex     Products        Energy       Exploration     Arkansas
                                             Inc.     Corporation  Resources, Inc.  Corporation  Pipeline Corp.
                                           ---------  -----------  ---------------  -----------  --------------
BALANCE AT BEGINNING OF PERIOD...........  $ 49,214   $   15,294   $        6,458   $   28,092   $      (3,290)

ADD - net income (loss)..................    (5,029)       1,005           (2,842)       8,141            (639)
                                           ---------  -----------  ---------------  -----------  --------------
    Total................................    44,185       16,299            3,616       36,233          (3,929)

DEDUCT:
  Cash dividends declared
    on common stock......................    10,200          -                -            -               -
                                           ---------  -----------  ---------------  -----------  --------------
BALANCE AT END OF PERIOD.................  $ 33,985   $   16,299   $        3,616   $   36,233   $      (3,929)
                                           =========  ===========  ===============  ===========  ==============

                                                Enogex         Transok                        Enogex
(dollars in thousands)                            Gas          Holding,    Consolidating   Consolidated
                                           Gathering, L.L.C.      LLC       Adjustments     Statements
                                           -----------------  -----------  --------------  ------------
BALANCE AT BEGINNING OF PERIOD...........  $         27,211   $     (877)  $     (72,888)  $    49,214

ADD - net income (loss)..................            (6,250)     (25,830)         26,415        (5,029)
                                           -----------------  -----------  --------------  ------------
    Total................................           (20,961)     (26,707)        (46,473)       44,185

DEDUCT:
  Cash dividends declared
    on common stock......................               -            -               -          10,200
                                           -----------------  -----------  --------------  ------------
BALANCE AT END OF PERIOD.................  $         20,961   $  (26,707)  $     (46,473)  $    33,985
                                           =================  ===========  ==============  ============

Exhibit A

Enogex Products Corporation
Consolidating Balance Sheet
December 31, 2001

                                                      Enogex                   Belvan       Todd
(dollars in thousands)                               Products      Belvan     Partners,     Ranch
                                                    Corporation  Corporation    L.P.     Partners, L.P.
                                                    -----------  -----------  ---------  --------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.......................  $      -     $      449   $    -     $         -
  Accounts receivable - customers,
    less reserve of $170..........................          35          870        -               -
  Accounts receivable - affiliates................         -            -          -             2,088
  Accounts receivable - other.....................         -              1        -               -
  Materials and supplies, at average cost.........         -            -          -               -
  Prepayments and other...........................         -            -          -               -
                                                    -----------  -----------  ---------  --------------
    Total current assets..........................          35        1,320        -             2,088

OTHER PROPERTY AND INVESTMENTS, at cost...........      48,477           86        -               -

PROPERTY, PLANT AND EQUIPMENT:
  In service......................................      24,838           70      7,959           1,222
  Construction work in progress...................         305          -          841             -
                                                    -----------  -----------  ---------  --------------
    Total property, plant and equipment...........      25,143           70      8,800           1,222
      Less accumulated depreciation...............       7,698           61      1,871             277
                                                    -----------  -----------  ---------  --------------
  Net property, plant and equipment...............      17,445            9      6,929             945

DEFERRED CHARGES:
  Other...........................................         976          -           84              10
                                                    -----------  -----------  ---------  --------------
TOTAL ASSETS......................................  $   66,933   $    1,415   $  7,013   $       3,043
                                                    ===========  ===========  =========  ==============

                                              NuStar                          EPC
(dollars in thousands)                         Joint      Consolidating  Consolidated
                                              Venture      Adjustments    Statements
                                           -------------  -------------  ------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents..............  $      3,975   $        (75)  $     4,349
  Accounts receivable - customers,
    less reserve of $170.................         4,588            -           5,493
  Accounts receivable - affiliates.......           -           (2,088)          -
  Accounts receivable-other..............           -              -               1
  Materials and supplies, at
    average cost.........................           194            -             194
  Prepayments and other..................            74            -              74
                                           -------------  -------------  ------------
    Total current assets.................         8,831         (2,163)       10,111

OTHER PROPERTY AND INVESTMENTS, at cost..           -          (48,563)          -

PROPERTY, PLANT AND EQUIPMENT:
  In service.............................        52,983            -          87,072
  Construction work in progress..........           659            -           1,805
                                           -------------  -------------  ------------
    Total property, plant and equipment..        53,642            -          88,877
      Less accumulated depreciation......         8,800            -          18,707
                                           -------------  -------------  ------------
  Net property, plant and equipment......        44,842            -          70,170

DEFERRED CHARGES:
  Other..................................           680            -           1,750
                                           -------------  -------------  ------------
TOTAL ASSETS.............................  $     54,353   $    (50,726)  $    82,031
                                           =============  =============  ============

Exhibit A

Enogex Products Corporation
Consolidating Balance Sheet
December 31, 2001

                                                      Enogex                   Belvan       Todd
(dollars in thousands)                               Products      Belvan     Partners,     Ranch
                                                    Corporation  Corporation    L.P.     Partners, L.P.
                                                    -----------  -----------  ---------  --------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - affiliates...................  $   38,315   $      906   $  1,237   $         -
  Accounts payable................................       1,387          789        -               -
  Accrued taxes...................................          78          -           69             -
  Other...........................................           4            1        -               -
                                                    -----------  -----------  ---------  --------------
    Total current liabilities.....................      39,784        1,696      1,306             -

DEFERRED CREDITS AND OTHER LIABILITIES:
  Accumulated deferred income taxes...............       7,137          -          -               -
  Other...........................................         -            218        -               -
                                                    -----------  -----------  ---------  --------------
    Total deferred credits and other liabilities..       7,137          218        -               -

STOCKHOLDERS' EQUITY:
  Common stockholders' equity.....................       3,713          313      9,400           4,157
  Retained earnings...............................      16,299         (812)    (3,693)         (1,114)
                                                    -----------  -----------  ---------  --------------
    Total stockholders' equity....................      20,012         (499)     5,707           3,043
                                                    -----------  -----------  ---------  --------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $   66,933   $    1,415   $  7,013   $       3,043
                                                    ===========  ===========  =========  ==============

                                                       NuStar                          EPC
(dollars in thousands)                                  Joint      Consolidating  Consolidated
                                                       Venture      Adjustments    Statements
                                                    -------------  -------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - affiliates...................  $        410   $     (2,088)  $    38,780
  Accounts payable................................         2,683            (75)        4,784
  Accrued taxes...................................           400            -             547
  Other...........................................             4            -               9
                                                    -------------  -------------  ------------
    Total current liabilities.....................         3,497         (2,163)       44,120

DEFERRED CREDITS AND OTHER LIABILITIES:
  Accumulated deferred income taxes...............           -              -           7,137
  Other...........................................           466         10,078        10,762
                                                    -------------  -------------  ------------
    Total deferred credits and other liabilities..           466         10,078        17,899

STOCKHOLDERS' EQUITY:
  Common stockholders' equity.....................        28,975        (42,845)        3,713
  Retained earnings...............................        21,415        (15,796)       16,299
                                                    -------------  -------------  ------------
    Total stockholders' equity....................        50,390        (58,641)       20,012
                                                    -------------  -------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $     54,353        (50,726)       82,031
                                                    =============  =============  ============

Exhibit A

Enogex Products Corporation
Consolidating Statement of Income
Year Ended December 31, 2001

                                                      Enogex                   Belvan       Todd
(dollars in thousands)                               Products      Belvan     Partners,     Ranch
                                                    Corporation  Corporation    L.P.     Partners, L.P.
                                                    -----------  -----------  ---------  --------------
OPERATING REVENUES................................  $   59,146   $      -     $ 18,232   $       2,333

COST OF GOODS SOLD................................      47,318          -       16,876           2,136
                                                    -----------  -----------  ---------  --------------
Gross margin on revenues..........................      11,828          -        1,356             197

  Other operation and maintenance.................       6,808          261      5,381           2,359
  Depreciation and amortization...................         964           19        577             223
  Taxes other than income.........................         341            8         88               1
                                                    -----------  -----------  ---------  --------------
OPERATING INCOME (LOSS)...........................       3,715         (288)    (4,690)         (2,386)

OTHER INCOME (EXPENSES), NET......................          (2)         -          -                27
                                                    -----------  -----------  ---------  --------------
EARNINGS (LOSS) BEFORE INTEREST AND TAXES.........       3,713         (288)    (4,690)         (2,359)

  Interest income.................................         -             50        -               -

INCOME (LOSS) BEFORE TAXES........................       3,713         (238)    (4,690)         (2,359)

INCOME TAX EXPENSE................................         389          -          -               -
                                                    -----------  -----------  ---------  --------------
NET INCOME (LOSS) BEFORE CONTRIBUTION
  FROM SUBSIDIARIES...............................       3,324         (238)    (4,690)         (2,359)

LOSS FROM SUBSIDIARIES............................      (2,319)         (70)       -               -
                                                    -----------  -----------  ---------  --------------
NET INCOME (LOSS).................................  $    1,005   $     (308)  $ (4,690)  $      (2,359)
                                                    ===========  ===========  =========  ==============

                                                       NuStar                          EPC
(dollars in thousands)                                  Joint      Consolidating  Consolidated
                                                       Venture      Adjustments    Statements
                                                    -------------  -------------  ------------
OPERATING REVENUES................................  $     78,730   $     (3,445)  $   154,996

COST OF GOODS SOLD................................        64,692         (3,206)      127,816
                                                    -------------  -------------  ------------
Gross margin on revenues..........................        14,038           (239)       27,180

  Other operation and maintenance.................         5,314           (240)       19,883
  Depreciation and amortization...................         2,276            -           4,059
  Taxes other than income.........................           428            -             866
                                                    -------------  -------------  ------------
OPERATING INCOME (LOSS)...........................         6,020              1         2,372

OTHER INCOME (EXPENSES), NET......................            21         (1,241)       (1,195)
                                                    -------------  -------------  ------------
EARNINGS (LOSS) BEFORE INTEREST AND TAXES.........         6,041         (1,240)        1,177
  Interest income.................................           167            -             217
                                                    -------------  -------------  ------------
INCOME (LOSS) BEFORE TAXES........................         6,208         (1,240)        1,394

INCOME TAX EXPENSE................................           -              -             389
                                                    -------------  -------------  ------------
NET INCOME (LOSS) BEFORE CONTRIBUTION
  FROM SUBSIDIARIES...............................         6,208         (1,240)        1,005

LOSS FROM SUBSIDIARIES............................           -            2,389           -
                                                    -------------  -------------  ------------
NET INCOME (LOSS).................................  $      6,208          1,149         1,005
                                                    =============  =============  ============

Exhibit A

Enogex Products Corporation
Consolidating Statement of Retained Earnings
Year Ended December 31, 2001

                                                      Enogex                   Belvan       Todd
(dollars in thousands)                               Products      Belvan     Partners,     Ranch
                                                    Corporation  Corporation    L.P.     Partners, L.P.
                                                    -----------  -----------  ---------  --------------
BALANCE AT BEGINNING OF PERIOD....................  $   15,294   $     (526)  $    997   $       1,245

ADD - net income (loss)...........................       1,005         (308)    (4,690)         (2,359)

ADD - adjustment to retained earnings.............         -             22        -               -
                                                    -----------  -----------  ---------  --------------
BALANCE AT END OF PERIOD..........................  $   16,299   $     (812)  $ (3,693)  $      (1,114)
                                                    ===========  ===========  =========  ==============

                                                       NuStar                          EPC
(dollars in thousands)                                  Joint      Consolidating  Consolidated
                                                       Venture      Adjustments    Statements
                                                    -------------  -------------  ------------
BALANCE AT BEGINNING OF PERIOD....................  $     15,207   $    (16,923)  $    15,294

ADD - net income (loss)...........................         6,208          1,149         1,005

ADD - adjustment to retained earnings.............           -              (22)          -
                                                    -------------  -------------  ------------
BALANCE AT END OF PERIOD..........................  $     21,415   $    (15,796)  $    16,299
                                                    =============  =============  ============

Exhibit A

Enogex Arkansas Pipeline Corporation
Consolidating Balance Sheet
December 31, 2001

                                                       Enogex         NOARK                        EAPC
(dollars in thousands)                                Arkansas       Pipeline   Consolidating  Consolidated
                                                    Pipeline Corp.  System, LP   Adjustments    Statements
                                                    --------------  ----------  -------------  ------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.......................  $         -     $   3,008   $        -     $     3,008
  Accounts receivable - customers,
    less reserve of $736..........................            -         5,180            -           5,180
  Accounts receivable - affiliates................            -           366           (366)          -
  Materials and supplies, at average cost.........            -           561            -             561
  Prepayments and other...........................            -            48            -              48
                                                    --------------  ----------  -------------  ------------
    Total current assets..........................            -         9,163           (366)        8,797

OTHER PROPERTY AND INVESTMENTS, at cost...........         77,318         -          (77,318)          -

PROPERTY, PLANT AND EQUIPMENT:
  In service......................................            -       189,309        (38,853)      150,456
  Construction work in progress...................            -           638            -             638
                                                    --------------  ----------  -------------  ------------
    Total property, plant and equipment...........            -       189,947        (38,853)      151,094
      Less accumulated depreciation...............            -        27,561        (16,789)       10,772
                                                    --------------  ----------  -------------  ------------
  Net property, plant and equipment...............            -       162,386        (22,064)      140,322

DEFERRED CHARGES:
  Other...........................................            -        12,913         (4,270)        8,643
                                                    --------------  ----------  -------------  ------------
TOTAL ASSETS......................................  $      77,318   $ 184,462   $   (104,018)  $   157,762
                                                    ==============  ==========  =============  ============

Exhibit A

Enogex Arkansas Pipeline Corporation
Consolidating Balance Sheet
December 31, 2001

                                                       Enogex         NOARK                        EAPC
(dollars in thousands)                                Arkansas       Pipeline   Consolidating  Consolidated
                                                    Pipeline Corp.  System, LP   Adjustments    Statements
                                                    --------------  ---------  -------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - affiliates...................  $      65,319   $     -     $       (366)  $    64,953
  Accounts payable................................            -         3,152            -           3,152
  Accrued taxes...................................            122         810            -             932
  Accrued interest................................            -           435            -             435
  Long-term debt due within one year..............            -         2,000            -           2,000
  Other...........................................            -             3            -               3
                                                    --------------  ----------  -------------  ------------
    Total current liabilities.....................         65,441       6,400           (366)       71,475

LONG-TERM DEBT....................................          7,427      71,000            -          78,427

DEFERRED CREDITS AND OTHER LIABILITIES:
  Accumulated deferred income taxes...............         10,785         -              -          10,785
  Other...........................................            -         1,003            -           1,003
                                                    --------------  ----------  -------------  ------------
    Total deferred credits and other liabilities..         10,785       1,003            -          11,788

STOCKHOLDERS' EQUITY:
  Common stockholders' equity.....................              1     115,377       (115,377)            1
  Retained earnings...............................         (6,336)     (9,318)        11,725        (3,929)
                                                    --------------  ----------  -------------  ------------
    Total stockholders' equity....................         (6,335)    106,059       (103,652)       (3,928)
                                                    --------------  ----------  -------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $      77,318   $ 184,462   $   (104,018)  $   157,762
                                                    ==============  ==========  =============  ============

Exhibit A

Enogex Arkansas Pipeline Corporation
Consolidating Statement of Income
Year Ended December 31, 2001

                                                       Enogex         NOARK                        EAPC
(dollars in thousands)                                Arkansas       Pipeline   Consolidating  Consolidated
                                                    Pipeline Corp.  System, LP   Adjustments    Statements
                                                    --------------  ----------  -------------  ------------
OPERATING REVENUES................................  $         -     $  82,462   $        -     $    82,462

COST OF GOODS SOLD................................            406      67,804            -          68,210
                                                    --------------  ----------  -------------  ------------
Gross margin on revenues..........................           (406)     14,658            -          14,252

  Other operation and maintenance.................          2,274       4,201            -           6,475
  Depreciation and amortization...................            -         3,856           (390)        3,466
  Taxes other than income.........................             20       1,029            -           1,049
                                                    --------------  ----------  -------------  ------------
OPERATING INCOME (LOSS)...........................         (2,700)      5,572            390         3,262

OTHER INCOME, NET.................................            -            33            953           986
                                                    --------------  ----------  -------------  ------------
EARNINGS (LOSS) BEFORE INTEREST AND TAXES.........         (2,700)      5,605          1,343         4,248

INTEREST INCOME (EXPENSES):
  Interest income.................................            -           126            -             126
  Interest on long-term debt......................            -        (5,976)           540        (5,436)
  Other interest charges..........................           (486)         (2)           -            (488)
                                                    --------------  ----------  -------------  ------------
    Net interest income (expenses)................           (486)     (5,852)           540        (5,798)

LOSS BEFORE TAXES.................................         (3,186)       (247)         1,883        (1,550)

INCOME TAX BENEFIT................................           (911)        -              -            (911)
                                                    --------------  ----------  -------------  ------------
NET LOSS BEFORE CONTRIBUTION FROM SUBSIDIARIES....         (2,275)       (247)         1,883          (639)

INCOME FROM SUBSIDIARIES..........................          1,030         -           (1,030)          -
                                                    --------------  ----------  -------------  ------------
NET LOSS..........................................  $      (1,245)  $    (247)  $        853   $      (639)
                                                    ==============  ==========  =============  ============

Exhibit A

Enogex Arkansas Pipeline Corporation
Consolidating Statement of Retained Earnings
Year Ended December 31, 2001

                                                       Enogex         NOARK                        EAPC
(dollars in thousands)                                Arkansas       Pipeline   Consolidating  Consolidated
                                                    Pipeline Corp.  System, LP   Adjustments    Statements
                                                    --------------  ----------  -------------  ------------
BALANCE AT BEGINNING OF PERIOD...................   $      (4,794)  $  (9,071)  $     10,575   $    (3,290)

ADD - net income (loss)..........................          (1,245)       (247)           853          (639)

ADD - adjustment to retained earnings............            (297)        -              297           -
                                                    --------------  ----------  -------------  ------------
BALANCE AT END OF PERIOD.........................   $      (6,336)  $  (9,318)  $     11,725   $    (3,929)
                                                    ==============  ==========  =============  ============

Exhibit A

NOARK Pipeline System LP
Consolidating Balance Sheet
December 31, 2001

                                                NOARK        Ozark Gas       Arkansas            NOARK
(dollars in thousands)                         Pipeline    Transmission,      Western            Energy
                                               System, LP      L.L.C.     Pipeline, L.L.C.  Services, L.L.C.
                                              -----------  -------------  ----------------  ----------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.................  $    4,351   $        -     $           -     $           -
  Accounts receivable - customers,
    less reserve of $736....................         -            1,974               -                 -
  Accounts receivable - affiliates..........         -              838               -                 -
  Advances to parent........................         -           42,892               -                 -
  Materials and supplies, at average cost...         -              561               -                 -
  Prepayments and other.....................         -               48               -                 -
                                              -----------  -------------  ----------------  ----------------
    Total current assets....................       4,351         46,313               -                 -

OTHER PROPERTY AND INVESTMENTS, at cost.....     183,406            -                 -                 -

PROPERTY, PLANT AND EQUIPMENT:
  In service................................          41        180,953               -                 -
  Construction work in progress.............         -              202               -                 -
                                              -----------  -------------  ----------------  ----------------
    Total property, plant and equipment.....          41        181,155               -                 -
      Less accumulated depreciation.........          24         26,520               -                 -
                                              -----------  -------------  ----------------  ----------------
  Net property, plant and equipment.........          17        154,635               -                 -

DEFERRED CHARGES:
  Other.....................................       1,864         11,936               -                 -
                                              -----------  -------------  ----------------  ----------------
TOTAL ASSETS................................  $  189,638   $    212,884   $           -     $           -
                                              ===========  =============  ================  ================

                                                 Ozark Gas         NOARK                          NOARK
(dollars in thousands)                           Gathering,       Pipeline      Consolidating  Consolidated
                                                   L.L.C.      Finance, L.L.C.   Adjustments    Statements
                                              ---------------  ---------------  -------------  ------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.................  $          -     $          -     $     (1,343)  $     3,008
  Accounts receivable - customers,
    less reserve of $736....................           3,206              -              -           5,180
  Accounts receivable - affiliates..........             -              2,436         (2,908)          366
  Advances to parent........................             -                -          (42,892)          -
  Materials and supplies, at average cost...             -                -              -             561
  Prepayments and other.....................             -                -              -              48
                                              ---------------  ---------------  -------------  ------------
    Total current assets....................           3,206            2,436        (47,143)        9,163

OTHER PROPERTY AND INVESTMENTS, at cost.....             -                -         (183,406)          -

PROPERTY, PLANT AND EQUIPMENT:
  In service................................           8,315              -              -         189,309
  Construction work in progress.............             436              -              -             638
                                              ---------------  ---------------  -------------  ------------
    Total property, plant and equipment.....           8,751              -              -         189,947
      Less accumulated depreciation.........           1,017              -              -          27,561
                                              ---------------  ---------------  -------------  ------------
  Net property, plant and equipment.........           7,734              -              -         162,386

DEFERRED CHARGES:
  Other.....................................             171           71,000        (72,058)       12,913
                                              ---------------  ---------------  -------------  ------------
TOTAL ASSETS................................  $       11,111   $       73,436   $   (302,607)  $   184,462
                                              ===============  ===============  =============  ============

Exhibit A

NOARK Pipeline System LP
Consolidating Balance Sheet
December 31, 2001

                                                NOARK        Ozark Gas       Arkansas            NOARK
(dollars in thousands)                         Pipeline    Transmission,      Western            Energy
                                               System, LP      L.L.C.     Pipeline, L.L.C.  Services, L.L.C.
                                              -----------  -------------  ----------------  ----------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - affiliates.............  $   10,579   $        -     $           -     $        29,564
  Accounts payable..........................         -               32               -                   4
  Accrued taxes.............................         -              803               -                 -
  Accrued interest..........................         -              -                 -                 -
  Long-term debt due within one year........       2,000            -                 -                 -
  Other.....................................         -                3               -                 -
                                              -----------  -------------  ----------------  ----------------
    Total current liabilities...............      12,579            838               -              29,568

LONG-TERM DEBT..............................      71,000            -                 -                 -

DEFERRED CREDITS AND OTHER LIABILITIES:
  Other.....................................         -              636               -                 -

STOCKHOLDERS' EQUITY:
  Common stockholders' equity...............     115,377        171,531               -                 -
  Retained earnings.........................      (9,318)        39,879               -             (29,568)
                                              -----------  -------------  ----------------  ----------------
    Total stockholders' equity..............     106,059        211,410               -             (29,568)
                                              -----------  -------------  ----------------  ----------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..  $  189,638   $    212,884   $           -     $           -
                                              ===========  =============  ================  ================

                                                 Ozark Gas         NOARK                          NOARK
(dollars in thousands)                           Gathering,       Pipeline      Consolidating  Consolidated
                                                   L.L.C.      Finance, L.L.C.   Adjustments    Statements
                                              ---------------  ---------------  -------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - affiliates.............  $        3,657   $          -     $    (43,800)  $       -
  Accounts payable..........................           4,456              -           (1,340)        3,152
  Accrued taxes.............................               7              -              -             810
  Accrued interest..........................             -                435            -             435
  Long-term debt due within one year........             -              2,000         (2,000)        2,000
  Other.....................................             -                -              -               3
                                              ---------------  ---------------  -------------  ------------
    Total current liabilities...............           8,120            2,435        (47,140)        6,400

LONG-TERM DEBT..............................             -             71,000        (71,000)       71,000

DEFERRED CREDITS AND OTHER LIABILITIES:
  Other.....................................           1,426              -           (1,059)        1,003

STOCKHOLDERS' EQUITY:
  Common stockholders' equity...............           2,019                1       (173,551)      115,377
  Retained earnings.........................            (454)             -           (9,857)       (9,318)
                                              ---------------  ---------------  -------------  ------------
    Total stockholders' equity..............           1,565                1       (183,408)      106,059
                                              ---------------  ---------------  -------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..  $       11,111   $       73,436   $   (302,607)  $   184,462
                                              ===============  ===============  =============  ============

Exhibit A

NOARK Pipeline System LP
Consolidating Statement of Income
Year Ended December 31, 2001

                                                NOARK        Ozark Gas       Arkansas            NOARK
(dollars in thousands)                         Pipeline    Transmission,      Western            Energy
                                               System, LP      L.L.C.     Pipeline, L.L.C.  Services, L.L.C.
                                              -----------  -------------  ----------------  ----------------
OPERATING REVENUES..........................  $      -     $     23,554   $            39   $            50

COST OF GOODS SOLD..........................         -              914               -               6,561
                                              -----------  ------------  ----------------  -----------------
Gross margin on revenues....................         -           22,640                39            (6,511)

  Other operation and maintenance...........      (2,049)         5,756                 3                 1
  Depreciation and amortization.............           8          3,529                 8               -
  Taxes other than income...................         -            1,009                 2               -
                                              -----------  -------------  ----------------  ----------------
OPERATING INCOME (LOSS).....................       2,041         12,346                26            (6,512)

OTHER INCOME, NET...........................         -               25               -                 -
                                              -----------  -------------  ----------------  ----------------
EARNINGS (LOSS) BEFORE INTEREST AND TAXES...       2,041         12,371                26            (6,512)

INTEREST INCOME (EXPENSES):
  Interest income...........................         126            -                 -                 -
  Interest on long-term debt................      (5,427)          (540)               (9)              -
  Other interest charges....................          (2)           -                 -                 -
                                              -----------  -------------  ----------------  ----------------
    Net interest income (expenses)..........      (5,303)          (540)               (9)              -

NET INCOME (LOSS) BEFORE CONTRIBUTION
  FROM SUBSIDIARIES.........................      (3,262)        11,831                17            (6,512)

INCOME FROM SUBSIDIARIES....................       3,015            -                 -                 -
                                              -----------  -------------  ----------------  ----------------
NET INCOME (LOSS)...........................  $     (247)  $     11,831   $            17   $        (6,512)
                                              ===========  =============  ================  ================

                                                 Ozark Gas         NOARK                          NOARK
(dollars in thousands)                           Gathering,       Pipeline      Consolidating  Consolidated
                                                   L.L.C.      Finance, L.L.C.   Adjustments    Statements
                                              ---------------  ---------------  -------------  ------------
OPERATING REVENUES..........................  $       65,605   $          -     $     (6,786)  $    82,462

COST OF GOODS SOLD..........................          67,115              -           (6,786)       67,804
                                              ---------------  ---------------  -------------  ------------
Gross margin on revenues....................          (1,510)             -              -          14,658

  Other operation and maintenance...........             490              -              -           4,201
  Depreciation and amortization.............             311              -              -           3,856
  Taxes other than income...................              18              -              -           1,029
                                              ---------------  ---------------  -------------  ------------
OPERATING INCOME (LOSS).....................          (2,329)             -              -           5,572

OTHER INCOME, NET...........................               8              -              -              33
                                              ---------------  ---------------  -------------  ------------
EARNINGS (LOSS) BEFORE INTEREST AND TAXES...          (2,321)             -              -           5,605

INTEREST INCOME (EXPENSES):
  Interest income...........................             -              5,315         (5,315)          126
  Interest on long-term debt................             -             (5,315)         5,315        (5,976)
  Other interest charges....................             -                -              -              (2)
                                              ---------------  ---------------  -------------  ------------
    Net interest income (expenses)..........             -                -              -          (5,852)

NET INCOME (LOSS) BEFORE CONTRIBUTION
  FROM SUBSIDIARIES.........................          (2,321)             -              -            (247)

INCOME FROM SUBSIDIARIES....................             -                -           (3,015)          -
                                              ---------------  ---------------  -------------  ------------
NET INCOME (LOSS)...........................  $       (2,321)  $          -     $     (3,015)  $       247
                                              ===============  ===============  =============  ============

Exhibit A

NOARK Pipeline System LP
Consolidating Statement of Retained Earnings
Year Ended December 31, 2001

                                                NOARK        Ozark Gas       Arkansas            NOARK
(dollars in thousands)                         Pipeline    Transmission,      Western            Energy
                                               System, LP      L.L.C.     Pipeline, L.L.C.  Services, L.L.C.
                                              -----------  -------------  ----------------  ----------------
BALANCE AT BEGINNING OF PERIOD..............  $   (9,071)  $     28,048   $           629   $       (23,056)

ADD - net income (loss).....................        (247)        11,831                17            (6,512)

ADD - Merger of AWP, L.L.C..................         -              -                (646)              -
                                              -----------  -------------  ----------------  ----------------
BALANCE AT END OF PERIOD....................  $   (9,318)  $     39,879   $           -     $       (29,568)
                                              ===========  =============  ================  ================

                                                 Ozark Gas         NOARK                          NOARK
(dollars in thousands)                           Gathering,       Pipeline      Consolidating  Consolidated
                                                   L.L.C.      Finance, L.L.C.   Adjustments    Statements
                                              ---------------  ---------------  -------------  ------------
BALANCE AT BEGINNING OF PERIOD..............  $        1,867   $          -     $     (7,488)  $    (9,071)

ADD - net income (loss).....................          (2,321)             -           (3,015)         (247)

ADD - Merger of AWP, L.L.C..................             -                -              646           -
                                              ---------------  -------------    -------------  ------------
BALANCE AT END OF PERIOD....................  $         (454)  $          -     $     (9,857)  $    (9,318)
                                              ===============  =============    =============  ============

Exhibit A

Transok Holding, LLC
Consolidating Balance Sheet
December 31, 2001

                                                      Transok                     Transok        Transok
(dollars in thousands)                                Holding,     Transok,    Gas Gathering,  Gas Processing,
                                                        LLC          LLC            LLC             LLC
                                                    -----------  ------------  --------------  ---------------
ASSETS

CURRENT ASSETS:
  Accounts receivable - customers,
    less reserve of $1,162........................  $      -     $    13,314   $         733   $        1,467
  Accounts receivable - affiliates................         -             -               -             59,204
  Accounts receivable - other.....................         -             714               4              -
  Fuel inventories................................         -           9,833             -                -
  Materials and supplies, at average cost.........         -           1,808             -                -
  Accumulated deferred tax assets.................         -             -               -                -
                                                    -----------  ------------  --------------  ---------------
    Total current assets..........................         -          25,669             737           60,671

OTHER PROPERTY AND INVESTMENTS, at cost...........     (26,707)      333,343             -                -

PROPERTY, PLANT AND EQUIPMENT:
  In service......................................         -         434,545          93,926          232,223
  Construction work in progress...................         -              84           8,070            5,894
                                                    -----------  ------------  --------------  ---------------
    Total property, plant and equipment...........         -         434,629         101,996          238,117
      Less accumulated depreciation...............         -          16,603          12,788           22,378
                                                    -----------  ------------  --------------  ---------------
  Net property, plant and equipment...............         -         418,026          89,208          215,739

DEFERRED CHARGES:
  Other...........................................         -           9,628             151              327
                                                    -----------  ------------  --------------  ---------------
TOTAL ASSETS......................................  $  (26,707)  $   786,666   $      90,096   $      276,737
                                                    ===========  ============  ==============  ===============

                                                Transok                       Transok
(dollars in thousands)                            Gas       Consolidating  Consolidated
                                                  LLC        Adjustments    Statements
                                             -------------  -------------  ------------
ASSETS

CURRENT ASSETS:
  Accounts receivable - customers,
    less reserve of $1,162.................  $     10,023   $        -     $    25,537
  Accounts receivable - affiliates.........        52,152       (111,356)          -
  Accounts receivable - other..............           -              -             718
  Fuel inventories.........................           -              -           9,833
  Materials and supplies, at average cost..           -              -           1,808
  Accumulated deferred tax assets..........            14            -              14
                                             -------------  -------------  ------------
    Total current assets...................        62,189       (111,356)       37,910

OTHER PROPERTY AND INVESTMENTS, at cost....           -         (306,606)           30

PROPERTY, PLANT AND EQUIPMENT:
  In service...............................           -              -         760,694
  Construction work in progress............           -              -          14,048
                                             -------------  -------------  ------------
    Total property, plant and equipment....           -              -         774,742
      Less accumulated depreciation........           -              -          51,769
                                             -------------  -------------  ------------
  Net property, plant and equipment........           -              -         722,973

DEFERRED CHARGES:
  Other....................................         1,617            -          11,723
                                             -------------  -------------  ------------
TOTAL ASSETS...............................  $     63,806   $   (417,962)  $   772,636
                                             =============  =============  ============

Exhibit A

Transok Holding, LLC
Consolidating Balance Sheet
December 31, 2001

                                                Transok                     Transok        Transok
(dollars in thousands)                          Holding,     Transok,    Gas Gathering,  Gas Processing,
                                                  LLC          LLC            LLC             LLC
                                              -----------  ------------  --------------  ---------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - affiliates.............  $      -     $   585,400   $      18,572   $          -
  Accounts payable..........................         -          13,528             (10)             194
  Accrued taxes.............................         -           2,997             740              933
  Accrued interest..........................         -           4,211             -                -
  Long-term debt due within one year........         -          50,000             -                -
  Other.....................................         -           4,402              16                8
                                              -----------  ------------  --------------  ---------------
    Total current liabilities...............         -         660,538          19,318            1,135

LONG-TERM DEBT..............................         -         113,250             -                -

DEFERRED CREDITS AND OTHER LIABILITIES:
  Accumulated deferred income taxes.........         -          31,582          18,684           48,966
  Other.....................................         -           8,003             -                -
                                              -----------  ------------  --------------  ---------------
    Total deferred credits and other
      liabilities...........................         -          39,585          18,684           48,966

STOCKHOLDERS' EQUITY:
  Common stockholders' equity...............         -             -            61,155          202,713
  Retained earnings.........................     (26,707)      (26,707)         (9,061)          23,923
                                              -----------  ------------  --------------  ---------------
    Total stockholders' equity..............     (26,707)      (26,707)         52,094          226,636
                                              -----------  ------------  --------------  ---------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..  $  (26,707)  $   786,666   $      90,096   $      276,737
                                              ===========  ============  ==============  ===============

                                                 Transok                       Transok
(dollars in thousands)                             Gas       Consolidating  Consolidated
                                                   LLC        Adjustments    Statements
                                              -------------  -------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - affiliates.............  $        -     $   (111,356)  $   492,616
  Accounts payable..........................         9,111            -          22,823
  Accrued taxes.............................           112            -           4,782
  Accrued interest..........................           -              -           4,211
  Long-term debt due within one year........           -              -          50,000
  Other.....................................           -              -           4,426
                                              -------------  -------------  ------------
    Total current liabilities...............         9,223       (111,356)      578,858

LONG-TERM DEBT..............................           -              -         113,250

DEFERRED CREDITS AND OTHER LIABILITIES:
  Accumulated deferred income taxes.........           -              -          99,232
  Other.....................................           -              -           8,003
                                              -------------  -------------  ------------
    Total deferred credits and other
      liabilities...........................           -              -         107,235

STOCKHOLDERS' EQUITY:
  Common stockholders' equity...............        49,662       (313 530)          -
  Retained earnings.........................         4,921          6,924       (26,707)
                                              -------------  -------------  ------------
    Total stockholders' equity..............        54,583       (306,606)      (26,707)
                                              -------------  -------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..  $     63,806   $   (417,962)  $   772,636
                                              =============  =============  ============

Exhibit A

Transok Holding, LLC
Consolidating Statement of Income
Year Ended December 31, 2001

                                                Transok                     Transok         Transok
(dollars in thousands)                          Holding,     Transok,    Gas Gathering,  Gas Processing,
                                                  LLC          LLC            LLC             LLC
                                              -----------  ------------  --------------  ---------------
OPERATING REVENUES..........................  $      -     $    96,190   $      10,809   $      134,855

COST OF GOODS SOLD..........................         -          49,241             -            112,118
                                              -----------  ------------  ---------------  ---------------
Gross margin on revenues....................         -          46,949          10,809           22,737

  Other operation and maintenance...........         -          12,745          11,797           16,315
  Depreciation and amortization.............         -           6,565           5,513            9,390
  Taxes other than income...................         -           5,981           1,839            2,048
                                              -----------  ------------  --------------  ---------------
OPERATING INCOME (LOSS).....................         -          21,658          (8,340)          (5,016)

OTHER INCOME (EXPENSES), NET................         -             346              88               (7)
                                              -----------  ------------  --------------  ---------------
EARNINGS (LOSS) BEFORE INTEREST AND TAXES...         -          22,004          (8,252)          (5,023)

INTEREST INCOME (EXPENSES):
  Interest income...........................         -              89             -                -
  Interest on long-term debt................         -         (13,004)            -                -
  Other interest charges....................         -         (39,996)            -                -
                                              -----------  ------------  --------------  ---------------
    Net interest income (expenses)..........         -         (52,911)            -                -

INCOME (LOSS) BEFORE TAXES..................         -         (30,907)         (8,252)          (5,023)

INCOME TAX EXPENSE (BENEFIT)................         -         (11,864)         (3,203)          (1,907)
                                              -----------  ------------  --------------  ---------------
NET INCOME (LOSS) BEFORE CONTRIBUTION
  FROM SUBSIDIARIES.........................         -         (19,043)         (5,049)          (3,116)

LOSS FROM SUBSIDIARIES......................     (25,830)       (6,787)            -                -
                                              -----------  ------------  --------------  ---------------
NET INCOME (LOSS)...........................  $  (25,830)  $   (25,830)  $      (5,049)  $       (3,116)
                                              ===========  ============  ==============  ===============

                                                 Transok                       Transok
(dollars in thousands)                             Gas       Consolidating  Consolidated
                                                   LLC        Adjustments    Statements
                                              -------------  -------------  ------------
OPERATING REVENUES..........................  $    505,022   $   (230,821)  $   516,055

COST OF GOODS SOLD:                                502,343       (230,821)      432,881
                                              -------------  -------------  ------------
Gross margin on revenues....................         2,679            -          83,174

  Other operation and maintenance...........           201            -          41,058
  Depreciation and amortization.............           -              -          21,468
  Taxes other than income...................           236            -          10,104
                                              -------------  -------------  ------------
OPERATING INCOME (LOSS).....................         2,242            -          10,544

OTHER INCOME (EXPENSES), NET................           -              -             427
                                              -------------  -------------  ------------
EARNINGS (LOSS) BEFORE INTEREST AND TAXES...         2,242            -          10,971

INTEREST INCOME (EXPENSES):
  Interest income...........................           -              -              89
  Interest on long-term debt................           -              -         (13,004)
  Other interest charges....................           -              -         (39,996)
                                              -------------  -------------  ------------
    Net interest income (expenses)..........           -              -         (52,940)

INCOME (LOSS) BEFORE TAXES..................         2,242            -         (41,940)

INCOME TAX EXPENSE (BENEFIT)................           864            -         (16,110)
                                              -------------  -------------  ------------
NET INCOME (LOSS) BEFORE CONTRIBUTION
  FROM SUBSIDIARIES.........................         1,378            -         (25,830)

LOSS FROM SUBSIDIARIES......................           -           32,617           -
                                              -------------  -------------  ------------
NET INCOME (LOSS)...........................  $      1,378   $     32,617       (25,830)
                                              =============  =============  ============

Exhibit A

Transok Holding, LLC
Consolidating Statement of Retained Earnings
Year Ended December 31, 2001

                                                Transok                     Transok         Transok
(dollars in thousands)                          Holding,     Transok,    Gas Gathering,  Gas Processing,
                                                  LLC          LLC            LLC              LLC
                                              -----------  ------------  --------------  ---------------
BALANCE AT BEGINNING OF PERIOD..............  $     (877)  $      (877)  $      (4,012)  $       27,039

ADD - net income (loss).....................     (25,830)      (25,830)         (5,049)          (3,116)
                                              -----------  ------------  --------------  ---------------
BALANCE AT END OF PERIOD....................  $  (26,707)  $   (26,707)  $      (9,061)  $       23,923
                                              ===========  ============  ==============  ===============

                                                 Transok                       Transok
(dollars in thousands)                             Gas       Consolidating  Consolidated
                                                   LLC        Adjustments    Statements
                                              -------------  -------------  ------------
BALANCE AT BEGINNING OF PERIOD..............  $      3,543   $    (25,693)  $      (877)

ADD - net income (loss).....................         1,378         32,617)      (25,830)
                                              -------------  -------------  ------------
BALANCE AT END OF PERIOD....................  $      4,921   $      6,924)  $   (26,707)
                                              =============  =============  ============